REPLICEL LIFE SCIENCES INC.

(formerly Newcastle Resources Ltd.)

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

For the three and nine months ended September 30, 2011

The following management discussion and analysis of the financial position, results of operations and cash flows of RepliCel Life Sciences Inc. (formerly Newcastle Resources Ltd.) (“the Company” or “RepliCel”), for the three and nine months ended September 30, 2011 includes information up to and including November 25, 2011 and should be read in conjunction with the condensed consolidated interim financial statements for the three and nine months ended September 30, 2011 and the annual audited consolidated financial statements for the years ended December 31, 2010, 2009 and 2008. The interim financial statements for the three and nine months ended September 30, 2011 were prepared in accordance with International Financial Reporting

Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The condensed consolidated interim financial statements for the three and nine months ended September 30, 2011 have been prepared in accordance with IAS 34 Interim Financial Reporting, and as they are part of the Company’s first IFRS annual reporting period, IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. All amounts included in the financial statements and MD&A are expressed in Canadian dollars unless otherwise indicated. The reader is encouraged to review the Company’s statutory filings on the SEDAR website at www.sedar.com.

Disclosure Controls and Procedures & Internal Controls over Financial Reporting

Management is responsible for the preparation and integrity of the condensed consolidated interim financial statements, including maintenance of appropriate information systems, procedures and internal controls to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable. The Company’s board of directors follow recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The audit committee meets with management to review the financial statements and the MD&A, and to discuss other financial, operating and internal control matters.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this MD&A constitute “forward-looking statements”. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the various risks and uncertainties set forth in this MD&A. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Nature and History of Operations

The Company was incorporated under the Ontario Business Corporations Act on April 24, 1967. We are a reporting issuer under the securities laws of the Provinces of British Columbia and Ontario. We are a foreign private issuer in the United States. Our common shares trade in the United States on the OTCQB under the trading symbol “REPCF”. The Company has developed RepliCel™, a natural hair cell replication technology that has the potential to become the world’s first, minimally invasive solution for androgenetic alopecia (pattern baldness) and general hair loss in men and women. RepliCel™ is based on autologous cell implantation technology that replicates a patient’s hair cells from their own healthy hair follicles and, when reintroduced into areas of hair loss, the Company hopes to initiate natural hair regeneration. Patents for the technology have been issued by the European Union and Australia and are pending in other major international jurisdictions. The RepliCel™ procedure has been developed over the past nine years by the Company’s recognized research scientists and medical experts – specialists in the fields of hair growth, hair biology and dermatology. The address of the Company’s corporate office and principal place of business is Suite 1225 – 888 Dunsmuir Street, Vancouver, BC, V6C 3K4.

Reverse Takeover Transaction

On December 22, 2010, RepliCel closed a Share Exchange Agreement with TrichoScience Innovations Inc. (“TrichoScience”) and with certain accepting shareholders of TrichoScience, whereby RepliCel acquired 50.7% of the issued and outstanding shares of TrichoScience in exchange for 11,155,165 common shares, 5,577,580 Class B preferred shares and 5,577,580 Class C convertible preferred shares of RepliCel (the “Acquisition”). Also at closing, RepliCel acquired an additional 1,000,000 common shares of TrichoScience for $1,000,000 (“Investment One”), thereby increasing RepliCel’s ownership in TrichoScience to 55.4% at December 31, 2010.

TrichoScience was incorporated under the Canada Business Corporations Act on September 7, 2006 and is currently researching and developing its product and therefore has not yet realized any revenues from its planned operations.

As the former shareholders of TrichoScience obtained control of more than 50% of the issued voting shares of RepliCel after the closing of the transaction, the transaction was accounted for as TrichoScience being the continuing entity and the resulting consolidated interim financial statements are presented as a continuation of TrichoScience and the comparative figures are those of TrichoScience.

At closing, the TrichoScience shareholders who received shares of RepliCel in connection with the closing deposited the common shares with a trustee pursuant to the terms of a pooling agreement between RepliCel and the trustee. The common shares are subject to a timed release schedule under which 15% of the shares will be released on the first day of each of the fiscal quarters occurring after the first anniversary of the closing.

At closing, certain shareholders of TrichoScience did not exchange their shares for shares of RepliCel (the “Non-Accepting Shareholders”) and, as such, are treated as a non-controlling interest in the consolidated interim financial statements. In a reverse acquisition, the non-controlling interest reflects the non-controlling shareholders’ proportionate interest in the pre-combination carrying amounts of the legal acquiree’s net assets. The non-controlling interest at December 22, 2010 was 44.6% and the Company recorded a non-controlling interest of $325,000, representing the non-controlling interest of the net book value of the net assets of TrichoScience.

During the nine months ended September 30, 2011, the remaining 4,724,800 shares of TrichoScience were tendered for exchange by the Non-Accepting Shareholders in exchange for 10,844,846 common shares, 5,422,420 Series B Preferred Shares and 5,422,420 Series C Preferred Shares of the Company. As a result the non-controlling interest was eliminated and the Company recorded an adjustment of $610,866, representing a decrease in the non-controlling interest of the net book value of the net assets of TrichoScience.

During the nine months ended September 30, 2011, RepliCel purchased 2,050,000 common shares of TrichoScience for $2,050,000 (“Investment Two”). As a result, the non-controlling interest increased by $505,345 representing the non-controlling interests’ proportionate share in Investment Two.

At September 30, 2011, 100% percent of the non-accepting shareholders have tendered their shares in exchange for RepliCel shares. As a result of achieving Investment One and Investment Two, TrichoScience is now a 100% owned subsidiary of RepliCel. As a result, the Class B preferred shares were extinguished for no consideration. There is no non-controlling interest at September 30, 2011 (December 31, 2010: $325,000).

Class B and C Preferred Shares

No amount of the value assigned to share capital issued on this transaction was allocated to the Class B preferred shares or the Class C convertible preferred shares due to these shares having assessed nominal value at the time of closing. Each Class B preferred share was voting and has now been extinguished, as the Company achieved the following milestones:

  RepliCel purchased common shares of TrichoScience in aggregate amount of not less than $3,000,000 and RepliCel raised the proceeds to make these investments by selling its shares at not less than $1 per share; and

  RepliCel acquired at least 90% of the issued and outstanding common shares of TrichoScience.

Each Class C convertible preferred share is voting and convertible into ½ of one common share of RepliCel upon approval by the United States Food and Drug Administration of the commercial sale of TrichoScience’s hair cell replication technology in the United States. Other than transfers of Class C Shares among original shareholders of TrichoScience Innovations Inc., the Class C convertible preferred shares cannot be sold, transferred or otherwise disposed of without the consent of the Company’s directors.

Subsequent to September 30, 2011, 13,000,000 of the Company’s Class C preferred shares (each, a “Class C Share”), being all the issued and outstanding Class C Shares, were converted, on a 5:1 ratio, into 2,600,000 common shares of the Company (each, a “Common Share”) by the holders thereof. All of the Common Shares issued on conversion of the Class C Shares have been deposited with a trustee pursuant to the terms of pooling agreements between RepliCel, the trustee and the respective shareholders. The Common Shares are subject to a timed release schedule under which 15% of the shares will be released on the first day of each of the fiscal quarters beginning January 1, 2013. Following the conversion, a total of 43,150,006 Common Shares are issued and outstanding.

583885 B.C. Ltd.

Concurrent with the reverse acquisition, RepliCel also acquired all of the issued and outstanding common shares of 583885 B.C. Ltd. (“583885”) in exchange for 4,400,000 common shares of RepliCel. 583885 did not have any assets or liabilities at the date of acquisition and was a private company controlled by RepliCel’s incoming Chief Executive Officer (“CEO”).

3,400,000 shares of RepliCel controlled by the Company’s CEO were deposited with an escrow agent pursuant to the terms of an escrow agreement between RepliCel and the escrow agent. These shares will be released upon satisfaction of certain performance conditions as set out in the escrow agreement and each release of shares from escrow will be considered a compensatory award. On December 22, 2010 two performance conditions were met and 850,000 shares were released from escrow. At December 31, 2010 there were 2,550,000 shares held in escrow.

During the nine months ended September 30, 2011, the performance condition with respect to 350,000 shares was achieved and $178,045 (representing the fair value of the shares released from escrow on the date of release) was recorded as stock-based compensation. Compensation expense relating to the transaction date fair value of the remaining 2,200,000 common shares will be recognized in the periods the occurrence of the respective performance condition is probable and amortized over the period until the performance condition is met. At September 30, 2011, there were 2,200,000 common shares held in escrow (December 31, 2010: 2,550,000 common shares).

On July 29, 2011, 583885 BC Ltd. was dissolved.

OVERALL PERFORMANCE

Business Overview

As a result of the closing of the acquisition of the shares of TrichoScience, we are now in the business of developing and patenting a new hair cell replication technology that has the potential to become the world’s first autologous treatment for pattern baldness and general hair loss in men and women.

Our cellular replication and implantation technology is designed to grow new hair follicles in patients suffering from androgenetic alopecia as well as other causes of balding or thinning scalp hair. The procedure is also designed to rejuvenate damaged, miniaturized hair follicles in balding scalp skin.

Our technology has been developed over nine years of research, experimentation and trials. The mechanics of our technology involve the extraction of as few as 10 to 20 hair follicles from a patient. The cells are then replicated in a laboratory through our cellular replication process and injected back into the patient’s bald scalp. The implanted cells induce the formation and growth of new hair follicles and also help rejuvenate damaged hair follicles. Our anticipated long term result is the restoration of a full head of hair that has been seeded by the patient’s own natural hair cells.

The product development path of our technology effectively began in 2000 with completion of initial animal trials in Germany. These experiments on mice demonstrated that hair follicle “dermal sheath cup” cells could induce successful hair growth. These results have led us to believe in the effectiveness of the procedure and its potential to become a solution to hair loss for the hair restoration market. From 2004 to 2007, the developers of our technology planned for human clinical trials and culture laboratories, and sourced initial funding. In 2007, the developers of the technology assigned the technology, including the intellectual property, to TrichoScience.

We believe our technology will offer several advantages over current hair loss solutions. Traditional hair transplantation surgery requires the surgical removal of a prominent band of hair-bearing scalp from the back of the head, dissection of individual hair follicles and then implantation of these follicles into the balding region of the scalp. Often, a number of similar surgical procedures are required to achieve the desired result. In effect, surgical hair transplantation removes and redistributes a patient’s own hair follicles to cover sections of bald scalp, leaving bare patches of scalp where the hair was removed.

In contrast, our technology is designed to replicate a patient’s hair cells and rejuvenate miniaturized hair follicles as well as inducing entirely new follicles to grow from the balding scalp. We believe there will be no pain involved, nor long recovery period. Our technology is designed to provide the ability to grow a patient’s own hair back rather than to redistribute hair from the back of the scalp to the front.

In addition, hair transplantation surgery requires a team of six or more people, including up to four technicians trained in micro-dissection. The surgical procedure is designed to take approximately eight hours to complete. Our technology is designed to be fully performed by a single clinician who requires minimal training. We expect the time involved to be less than two hours.

Regulatory Environment

We are developing and advancing a clinical and regulatory strategy for worldwide regulatory approvals of our technology. Specifically, the following projects have been identified for immediate product and company development:

-	Completion of Phase I/IIa human clinical trials in Europe, trials commenced in December, 2010;
-	Scheduling of Phase II human clinical trials in Canada, Europe and/or the U.S.; and
-	Ongoing studies and development of our technology.

Regulations and challenges vary from country to country. We have obtained scientific advice from the European Union regulatory authorities and are generating additional safety data in order to satisfy the requests of such authorities. The planned human phase trials meet good clinical practice requirements. We expect data from successful European Union approved trials to facilitate similar trial approvals for Canada and other jurisdictions.

We believe the regulatory process will be aided by competitors who have safely conducted similar clinical trials using a different type of hair cell. We believe this information mitigates the risk element for our trials.

We received approval to launch our first-in-man clinical study at the Scientific Research Institute for Skin and Venereal Diseases in Tbilisi, Georgia. This double-blind study is designed to test the safety and efficacy of our technology in 20 patients with androgenetic alopecia through the assessment of three endpoints:

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Primary endpoint - the local safety profile of our technology at the 6 month time point as defined by the incidence, relationship, severity and seriousness of adverse events at the injection sites and local tolerance (as judged by the investigator and patient);

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Secondary endpoint (Safety) - the local safety profile (as defined above) of our technology at the 12 and 24 month time points; systemic adverse events over the 24-month study; analysis of macroscopic images of injection sites; and analysis of histopathological biopsies taken at the 6, 12, and 24 month time points; and

-	Secondary endpoint (Efficacy) - difference in hair thickness and hair density between 6 months (Visit 7) and baseline will be calculated using the TrichoScan® procedure.

We received written approval to conduct the study on November 11, 2010 from the Georgian National Bioethics Committee. Biopsies from the 20 patients participating in the TS001-2009 study have been collected and sent to Innovacell Biotechnologie AG in Innsbruck, Austria for processing. The study product was ready for injection into study participants beginning in early spring 2011. At this time, participants will not only receive an injection of their replicated cells on one part of the scalp, but will also receive an injection of placebo (cellular transport medium without replicated cells) on the other side of the scalp. This will allow for better assessment of the safety and efficacy of our technology.

We anticipate collecting data from the 6 month time point in early 2012. This data will allow for analysis of our primary endpoint of the study in the form of an interim analysis. Patients will continue participating in the study through early 2013 when the 24-month visits will be conducted.

Regulatory approval for our technology is subject to different regulations for different jurisdictions. Initiating human trials requires different depths and volume of pre-clinical research prior to approval for first-in-man trials. Virtually in all jurisdictions, it is necessary to demonstrate in humans the safety of the technology. Our first trial has been developed to prove safety first and efficacy second.

Commercial approval will require that safety has been demonstrated. However, commercial sales will also require that we demonstrate efficacy to the public. We will not be required to get approval from private or government insurance plans with respect to pharmacoeconomics, as the product purchase decision is not medical, but rather personal.

Intellectual Property

The success of our company will be highly dependent on the protection of our intellectual property. In 2008, we were granted a patent for our technology in each of Australia and the European Union. We have also applied for patents in other global jurisdictions, which are currently pending.

Management Changes

On August 22, 2011, Brent Pettersen resigned from his position as Chief Financial Officer of the company and Tom Kordyback was appointed Chief Financial Officer. Mr. Kordyback is a Chartered Accountant and a member of the British Columbia Institute of Chartered Accountants with over 25 years of experience in corporate finance and management for emerging growth companies. From 1984 to 1994, he held senior financial positions with Glenayre Electronics Inc. and Telelink Communications Inc. and worked as a consultant to other Vancouver area companies. In 1995, he began working for Creo, now part of Eastman Kodak Company as their Chief Financial Officer. In this role he oversaw private financings totally over $80 million and in 1999 he led the company’s Initial Public Offering on NASDAQ. He remained at Creo until 2000; at which time, the company had over 4000 employees worldwide. In 2004, Mr. Kordyback joined Extreme CCTV Inc., a developer and manufacturer of state-of-the-art surveillance systems listed on the TSX. He worked for them for three years as a director and member of its Audit, Compensation and Merger and Acquisitions Committees. In 2008 the company was sold to Bosch Security Systems, Inc. for CDN $93 million. Mr. Kordyback currently serves as a director of Silver Sun Resources Corp., a public Canadian-based resource company.

Marketing Strategy

The Company has launched a branded corporate website which can be viewed at www.RepliCel.com to provide corporate information and information about our technology and the progress of our clinical trials. The campaign will be designed to inform current professional hair restoration practitioners about our new technology and give details of its potential, the possible timing of its introduction into the marketplace and licensing options.

This site will act as our principal marketing and communications tool and, in time, we will add sections appropriate to our targeted key audiences – medical professionals, hair restoration clinics and appropriate professional associations. All marketing and communications efforts will feature a constant internet based strategy which we anticipate will allow us to leverage our technology advantages and brand to generate license sales.

We expect that, eventually, a highly targeted marketing effort will supplement the broad communications tactics and website with a focused direct sales campaign to primary licensee markets. We have identified the primary licensee market as more than 800 hair restoration physicians.

SELECTED ANNUAL INFORMATION

	Year ended Dec. 31, 2010 (restated for IFRS) (unaudited)	Year ended Dec. 31, 2009 (audited)	Year ended Dec. 31, 2008 (audited)
Net sales or total revenues	$Nil	$Nil	$Nil
Net loss	$(2,542,525)	$(557,860)	$(23,194)
Basic and diluted loss per share	$(0.11)	$(0.03)	$(0.00)
Loss attributable to owners of the Parent	$(2,542,525)	$(557,860)	$(23,194)
Total assets	$1,308,742	$644,466	$Nil
Long-term liabilities	$Nil	$Nil	$Nil
Dividends declared	$Nil	$Nil	$Nil

RESULTS OF OPERATIONS

Three months ended September 30, 2011 compared to three months ended September 30, 2010

Our company had no revenue from operations during the three months ended September 30, 2011 or 2010. General and administrative expenses totalled $291,997 for the three months ended September 30, 2011 compared to $229,876 for the three months ended September 30, 2010. The increase in general and administrative expenses was primarily the result of increased computer and IT expenses (2011: $2,915, 2010: $2,812), insurance (2011: $12,388, 2010: $10,157), office and telephone (2011: $21,991, 2010: $6,744), rent (2011: $20,749, 2010: $1,000), salaries (2011: $159,565, 2010: $34,601), and travel and promotion (2011: $31,120, 2010: $5,606), offset by decreases in accounting and audit fees (2011: $5,874, 2010: $18,192), , consulting fees (2011: $25,000, 2010: $32,500), legal fees (2011: $26,148, 2010: $45,939), stock-based compensation (2011: $61,120, 2010: $70,529) and foreign exchange loss (gain) (2011: $(76,337), 2010: $Nil). The increases in computer and IT expenses, insurance, office and telephone, rent, and travel and promotion were due to increased operational activities in 2011 as the Company continues with its Phase I/IIb clinical trials, and due to the completion of the share exchanges with TrichoScience and 583885. The increase in salaries relates to amounts paid to the President & CEO and personnel experienced in finance, research and development and corporate administration. The gain on foreign exchange results from a declining Canadian dollar at September 30, 2011, as the Company was financed in US dollars and holds US funds.

During the three months ended September 30, 2011, the Company incurred costs of $270,711 relating to our clinical trials compared to $1,747 for the three months ended September 30, 2010. The Company incurred research and development consulting fees of $158,085 and intellectual property costs of $12,719 in 2011 compared to research and development consulting fees of $33,000 and intellectual property costs of $7,388 in 2010. Marketing costs were $157,261 in 2011 compared to $14,000 in 2010. These increases were all the result of increased operational activities in 2011.

We incurred a net loss for the three month ended September 30, 2011 of $890,773 or $0.02 per share on a basic and diluted basis compared to a net loss of $286,011 or $0.01 per share on a basic and diluted basis for the three months ended September 30, 2010.

Nine months ended September 30, 2011 compared to nine months ended September 30, 2010

There was no revenue from operations during the nine months ended September 30, 2011 or 2010. General and administrative expenses totalled $1,761,728 for the nine months ended September 30, 2011 compared to $551,005 for the nine months ended September 30, 2010. The increase in general and administrative expenses was primarily the result of increased accounting and audit fees (2011: $79,756, 2010: $18,192), consulting fees (2011: $137,959, 2010: $110,745), insurance (2011: $35,297, 2010: $20,786), legal fees (2011: $92,196, 2010: $83,272), office and telephone (2011: $67,688, 2010: $27,422), rent (2011: $60,414, 2010: $17,916), salaries (2011: $458,619, 2010: $79,073), stock-based compensation (2011: $779,766, 2010: $138,018), and travel and promotion (2011: $85,283, 2010: $30,913), offset by a decrease in foreign exchange loss (gain) (2011: $(57,047), 2010: $Nil). Increases were due to increased operational activities in 2011 and the completion of the share exchanges with TrichoScience and 583885. The increase in salaries relates to amounts paid to the President & CEO and personnel experienced in finance, research and development and corporate administration.

During the nine months ended September 30, 2011, the Company incurred costs of $599,864 relating to our clinical trials compared to $230,091 for the nine months ended September 30, 2010. We incurred research and development consulting fees of $211,185 and intellectual property costs of $47,911 in 2011 compared to research and development consulting fees of $133,657 and intellectual property costs of $7,388 in 2010. Sales and marketing costs were $284,741 in 2011 compared to $49,553 in 2010. These increases were all the result of increased operational activities in 2011.

During the nine months ended September 30, 2011, the Company recorded a loss of $19,499 (2010: $nil) on the disposal of certain obsolete equipment.

We incurred a net loss for the nine months ended September 30, 2011 of $2,924,928, of which $2,705,449 is attributable to owners of the Parent company, or $0.08 per share on a basic and diluted basis compared to a net loss of $971,694 or $0.05 per share on a basic and diluted basis for the nine months ended September 30, 2010.

Operating Activities

During the nine months ended September 30, 2011, the Company used net cash in operating activities of $2,470,414 compared to $639,488 for the nine months ended September 30, 2010. The increase in cash used in operating activities was the result of increased operational activities in 2011 as discussed above and the payment of accounts payable existing at December 31, 2010.

Investing Activities

During the nine months ended September 30, 2011, the net cash used in investing activities was $12,929 compared to net cash used of $15,794 for the nine months ended September 30, 2010. Investing activities are primarily related to the purchase of furniture and computer equipment.

Financing Activities

During the nine months ended September 30, 2011, cash provided by financing activities was $2,482,170 (US$ 2,550,000) compared to cash provided of $212,500 for the nine months ended September 30, 2010. The increase is a result of the private placement of 2,550,000 common shares issued at US$1.00 that took place during the current period.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of our financial results for the eight most recently completed quarters. The figures for the quarter ended December 31, 2010 are calculated from the Company’s annual consolidated financial statements prepared under IFRS. All other amounts are from TrichoScience’s unaudited quarterly financial statements prepared by management under Canadian GAAP. The adoption of IFRS did not have a material effect on the quarterly results presented up to and including September 30, 2010.

	Dec. 31 2009 $	Mar. 31 2010 $	Jun. 30 2010 $	Sept. 30 2010 $	Dec. 31 2010 $ (restated for IFRS)	Mar. 31 2011 $	Jun. 30 2011 $	Sept. 30 2011 $
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net loss	(465,910)	(348,219)	(337,464)	(286,011)	(1,570,831)	(897,298)	(1,137,485)	(890,773)
Basic and diluted loss per share	(0.02)	(0.02)	(0.02)	(0.01)	(0.07)	(0.03)	(0.03)	(0.02)

LIQUIDITY AND CAPITAL RESOURCES

Our condensed consolidated interim financial statements have been prepared on a going concern basis which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At September 30, 2011, the Company has not yet earned revenue from its business, has accumulated losses of $5,819,710 since incorporation and expects to incur further losses in the development of its business, which casts substantial doubt about the Company’s ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that the Company cannot continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company has financed its operations to date through the issuance of equity. The continued volatility in the financial equity markets and may make it difficult to raise funds by private placements of shares. There is no assurance that the Company will be successful with its financing ventures.

Stock Option Plans:

Under various Founders’ Stock Option Agreements, certain founders of Trichoscience granted stock options to acquire Trichoscience shares to employees and consultants of Trichoscience during the year ended December 31, 2010. These founders’ options are exercisable at $1 per share with 1/3 vesting one year from the date of grant and the remaining 2/3 vesting on a monthly basis over between 24-month and 36-month periods expiring after six to seven years. Pursuant to the share exchange agreement, the Founders Stock Option Agreements were converted into rights to receive the Founders’ RepliCel shares. All other terms remained the same. This modification of stock options resulted in no incremental value and therefore no additional stock based compensation expense was recognized for the modification.

On December 22, 2010, the Company approved a Company Stock Option Plan whereby the Company may grant directors, officers, employees and consultants’ stock options. The maximum number of shares reserved for issue under the plan cannot exceed 10% of the outstanding common shares of the Company as at the date of the grant. The stock options can be exercisable for a maximum of 7 years from the grant date and with various vesting terms.

On March 11, 2011, the Company granted 1,350,000 stock options to directors, officers, employees and consultants exercisable into one common share at US$1.00 per share until March 11, 2018. These options vest 25% on June 11, 2011, 25% on March 11, 2012, 25% on March 11, 2013 and 25% on March 11, 2014.

OFF BALANCE SHEET ARRANGEMENTS

None.

RELATED PARTY TRANSACTIONS

As at September 30, 2011, included in the accounts payable and accrued liabilities were $nil (December 31, 2010: $70,966) due to directors and/or officers of the Company and/or companies they control or of which they were significant shareholders for accrued consulting fees, research and development consulting fees, rent, legal fees and acquisition transaction costs. The amounts owing are unsecured, non-interest bearing and due on demand.

During the three months ended September 30, 2011, the Company had the following related party transactions:

-	Research and development consulting fees totalling $33,000 (September 30, 2010 - $33,000) were paid to a director and companies owned by directors and officers of the Company;

-	Clinical trial costs of $103,042 (September 30, 2010 - $nil) were paid to a company owned by a director of the Company;

-	Administrative consulting fees totalling $Nil (September 30, 2010 - $25,500) were paid to directors and officers and companies owned by directors and officers of the Company;

-	Rent totalling $Nil (September 30, 2010 - $1,000) were paid to directors and officers and companies owned by directors and officers of the Company;

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The Company considers key management to be the Chief Executive Officer and the Chief Financial Officer, salaries totalling $90,000 (September 30, 2010 - $36,000) and stock-based compensation totalling $20,827 (September 30, 2010 - $Nil) were paid to key management.

During the nine months ended September 30, 2011, the Company had the following related party transactions:

-	Research and development consulting fees totalling $104,000 (September 30, 2010 - $94,000) were paid to a director and companies owned by directors and officers of the Company;

-	Clinical trial costs of $103,042 (September 30, 2010 - $nil) were paid to a company owned by a director of the Company;

-	Administrative consulting fees totalling $45,750 (September 30, 2010 - $80,550) were paid to directors and officers and companies owned by directors and officers of the Company;

-	Rent totalling $9,000 (September 30, 2010 - $1,000) were paid to directors and officers and companies owned by directors and officers of the Company;

-	Legal fees and acquisition costs of $6,621 (September 30, 2010 - $Nil) were paid to a law firm for which a director of the company was a partner and a law firm related to a director of the company

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The Company considers key management to be the Chief Executive Officer and the Chief Financial Officer, salaries totalling $288,000 (September 30, 2010 - $108,000) and stock-based compensation totalling $133,292 (September 30, 2010 - $Nil) were paid to key management.

These transactions were in the normal course of operations having been measured at the exchange amount, being the amount established and agreed to by the parties.

PROPOSED TRANSACTIONS

None.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in compliance with IFRS requires management to make certain judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

Significant areas requiring the use of management estimates relate to the determination of the useful lives of equipment, fair value measurements for financial instruments, determining the fair value of stock-based compensation, accrued liabilities, and the valuation allowance relating to future tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates used in the preparation of the financial statements and could impact future results of operations and cash flow.

CHANGES IN ACCOUNTING POLICIES

The Company’s significant accounting policies can be found in Note 3 to its condensed consolidated interim financial statements for the three months ended March 31, 2011.

International Financial Reporting Standards (“IFRS”)

The condensed consolidated interim financial statements for the three and nine months ended September 30, 2011 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with IAS 34 Interim Financial Reporting. As they are part of the Company’s first IFRS annual reporting period, IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied.

Certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS that were not included in the Company’s most recent annual financial statements prepared in accordance with Canadian GAAP have been included in the financial statements for the comparative annual period. However, the condensed interim financial statements do not include all of the information required for full annual financial statements.

The condensed consolidated interim financial statements for the three and nine months ended September 30, 2011 should be read in conjunction with the Company’s 2010 annual consolidated financial statements and an explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 12 to the September 30, 2011 financial statements.

Recent Accounting Pronouncements

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for accounting periods beginning after January 1, 2011 or later periods.

The following new standards, amendments and interpretations, that have not been early adopted in these consolidated interim financial statements, will or may have an effect on the Company’s future results and financial position:

•              IFRS 9 Financial Instruments

IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2013. The Company is in the process of evaluating the impact of the new standard.

The following new standards, amendments and interpretations, which have not been early adopted in these consolidated interim financial statements, will not have an effect on the Company’s future results and financial position:

•              IFRS 1: Severe Hyperinflation (Effective for periods beginning on or after July 1, 2011)

•              IAS 12: Deferred Tax: Recovery of Underlying Assets (Amendments to IAS 12 (Effective for periods beginning on or after January 1, 2012)

•              Amendments to IFRS 9: Financial Instruments (Effective for periods beginning on or after January 1, 2013)

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

As at September 30, 2011, the Company’s financial instruments are comprised of cash, accounts payable and accrued liabilities and advances payable.

The fair values of cash, accounts payable and accrued liabilities and advances payable approximate their carrying value due to their short-term maturity.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to the European Euros that are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. Given that at September 30, 2011 and December 31, 2010, the Company had minimal financial assets and liabilities denominated in foreign currencies, it considers this risk to be insignificant. The Company does not hedge its foreign exchange risk.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash. The Company limits exposure to credit risk by maintaining its cash with large financial institutions.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations..

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in an interest bearing bank account, management considers the interest rate risk to be limited. Advances payable are non-interest bearing and therefore are not subject to interest rate risk.

OUTSTANDING SHARE DATA

Number of Shares
Issued and Outstanding – Common Shares
Balance, December 31, 2010	27,053,960
Shares issued for cash:
- Private placements at US$1.00	2,550,000
Issued for finder’s fees	101,200
Issued on tender of TrichoScience shares	3,695,897
Issued on tender of TrichoScience shares	7,148,949
Conversion of Class C Preferred shares	2,600,000
Balance, November 25, 2011	43,150,006

		Weighted Average
Stock Options Outstanding	Number	Exercise Price
Balance, December 31, 2010	1,485,000	US$0.50
Granted	1,350,000	US$1.00
Balance, November 25, 2011	2,835,000	US$0.74

At November 25, 2011, 337,500 stock options are exercisable.

RISKS AND UNCERTAINTIES

In addition to the other risks and uncertainties set out earlier in this MD&A, the Company is also exposed to the following risks and uncertainties:

Risks Relating to our Business

Our company currently does not generate revenue from its planned operations, and as a result, it faces a high risk of business failure.

We have not generated any revenues from our planned operations to date. As at September 30, 2011, we have accumulated $5,819,710 in losses since incorporation. Our business is focused on the development of a new hair cell replication technology. In order to generate revenues, we will incur substantial expenses in the development of our business. We therefore expect to incur significant losses in the foreseeable future. Our company recognizes that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate operating revenues or achieve profitable operations in the future.

Our business is at an early stage of development and difficulties obtaining regulatory approval, technical deficiencies and other challenges may hinder the development and marketing of our hair cell replication technology.

Our hair cell replication technology is at an early stage of development and we may not develop hair cell replication technology that can be commercialized. We are still in the early stages of identifying and conducting research on our technology. Our technology will require significant research and development and preclinical and clinical testing prior to regulatory approval, if required, being obtained in the United States or other countries. We may not be able to obtain regulatory approvals, if required, to complete necessary clinical trials for our hair cell replication technology, or to commercialize it. Our technology may prove to have undesirable and unintended side effects, or other characteristics adversely affecting its safety, efficacy or cost-effectiveness could prevent or limit its use. Our technology may fail to provide its intended benefit, or achieve benefits equal to or better than our competitor’s products at the time of testing or production and, if so, our business may fail.

Our clinical trials may fail to produce successful results or could be suspended due to unacceptable safety risks, which could cause our business to fail.

Clinical trials are subject to extensive regulatory requirements, and are very expensive, time-consuming and difficult to design and implement, in part because they may be subject to rigorous regulatory requirements. Our products may fail to achieve necessary safety and efficacy endpoints during clinical trials. We believe that our clinical trials will take a substantial period of time to complete. Furthermore, failure can occur at any stage of the trials, and we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including: unforeseen safety issues; lack of effectiveness during clinical trials; slower than expected rates of patient recruitment; and inability to monitor patients adequately during or after treatment. In addition, we or regulatory officials may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks. If our clinical trials fail to produce successful results, or are suspended due to unacceptable safety risks, our business may fail.

Our success depends on the acceptance of our hair cell replication technology by the medical community and consumers as a safe and effective solution.

The success of our hair cell replication technology will depend on its acceptance by potential consumers and the medical community. Because our technology is new in the treatment of hair loss, the long term effects of using our new hair cell replication technology are unknown. The results of short-term clinical trials do not necessarily predict long-term clinical benefit or reveal adverse effects. If results obtained from future commercial experience indicate that our hair cell replication technology is not as safe or effective as other hair restoration treatments, adoption of this technology by consumers and the medical community may suffer and our business will be harmed.

If we are not able to effectively protect our existing intellectual property, our business may suffer a material negative impact and may fail.

The success of our company will be dependent on our ability to protect and develop our technology. We currently have registered patents for our hair cell replication technology in Australia and the European Union. If we are unable to protect our intellectual property, our business may be materially adversely affected. Further, we cannot be sure that our activities do not and will not infringe on the intellectual property rights of others. If we are compelled to prosecute infringing parties, defend our intellectual property or defend ourselves from intellectual property claims made by others, we may face significant expense and liability, as well as the diversion of management’s attention from our business, any of which could negatively impact our business or financial condition.

The successful acquisition and maintenance of patent rights is critical to our business and any failure in this regard could hinder the development and marketing of our technology.

We currently have patent applications pending in the United States and several other countries around the world. Our pending patent applications may not result in the issuance of any patents. The applications may not be sufficient to meet the statutory requirements for patentability in all cases or may be the subject of interference proceedings by patent offices. These proceedings determine the priority of inventions and, thus, the right to a patent for technology. In the past, our patent applications have experienced delays and our patent applications may be delayed in the future. If others file patent applications or obtain patents similar to those we have licensed, such patents may restrict the use of our discoveries. The risk of third parties obtaining patents and filing patent applications will continue to increase as the hair restoration market expands. We cannot predict the ultimate scope and validity of existing patents and patents that may be granted to third parties, nor can we predict the extent to which we may wish or be required to obtain licenses to use such patents, or the availability and cost of acquiring such licenses. To the extent that licenses are required, the owners of the patents could bring legal actions against us to claim damages or to stop our manufacturing and marketing of the affected technology. If we become involved in patent litigation, it could consume a substantial portion of our resources.

Competitors in the hair restoration and related fields may currently offer, or may develop, superior hair loss solutions which could limit the market for our technology.

The market for hair restoration products and technology is competitive. We expect that some of our most significant competitors will be more established companies. These companies may have greater capital resources or experience in research and development, manufacturing, testing, obtaining regulatory approvals or marketing capabilities. As a result, our competitors may develop more competitive or affordable products, or achieve earlier patent protection or product commercialization than we are able to achieve. We face competition from companies offering traditional more established products and technologies.

Our company may be subject to changes and uncertainties in laws and government regulations.

Our company is subject to regulation by domestic and foreign governmental agencies with respect to many aspects of developing hair cell replication technology. In addition, relevant new legislation or regulation could occur. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our company’s business, or the application of existing laws and regulations to hair cell replication technology, could have a material adverse effect on our company’s business, prospects, financial condition and results of operations.

Risks Relating to our Management

We are dependent on the services of certain key personnel and the loss of any of these key personnel may have a materially adverse effect on our company.

While engaged in the business of developing a new hair cell replication technology, our company’s ability to continue to develop a competitive edge in the marketplace will depend, in large part, on our ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and we may not be able to attract and retain such personnel. Our company’s growth has depended, and in the future will continue to depend, on the efforts of our key management consultants. Loss of any of these people would have a material adverse effect on our company. Currently, our company does not have key-man life insurance.

Conflicts of interest may arise as a result of our company’s directors and officers being directors or officers of other life sciences companies.

Certain of our company’s directors and officers are, or may become, directors or officers of other life sciences companies. While we are engaged in the business of developing a new hair cell replication technology, such associations may give rise to conflicts of interest from time to time. Our company’s directors are required by law to act honestly and in good faith with a view to our company’s best interests and to disclose any interest that they may have in any project or opportunity of our company. If a conflict of interest arises at a meeting of our company’s board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not our company will participate in any project or opportunity, our company’s directors will primarily consider the degree of risk to which our company may be exposed and our financial position at the time.

Our company’s by-laws contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our company’s by-laws contain provisions limiting the liability of our officers and directors for all acts, receipts, neglects or defaults of themselves and all of our other officers or directors or for any loss, damage or expense incurred by our company which may happen in the execution of the duties of such officers or directors. Such limitations on liability may reduce the likelihood of derivative litigation against our company’s officers and directors and may discourage or deter our shareholders from suing our company’s officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit our company and our shareholders.

Other Information

The Company’s website address is www.replicel.com. Other information relating to the Company may be found on SEDAR at www.sedar.com

Board Approval

The board of directors of the Company has approved this MD&A